Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Seaport Global Acquisition II Corp.  on Form S-4 of our report dated April 3, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Seaport Global Acquisition II Corp. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and for the period from June 21, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, TX

September 22, 2023